Lianhe Sowell International Group Ltd

Shenzhen Integrated Circuit Design Application Industry Park

Unit 505-3, Chaguang Road No. 1089

Nanshan District, Shenzhen, China

February 29, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Uwem Bassey

Re:	Liane Sowell International Group Ltd

Draft Registration Statement on Form F-1

Submitted December 29, 2023

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted January 17, 2024

CIK No. 0002004024

Dear Mr. Bassey:

Lianhe Sowell International Group Ltd. (“we” or the “Company”) hereby provides responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 25, 2024 (the “Letter”) regarding the Company’s draft registration statement on Form F-1 referenced above (the “Registration Statement”). Contemporaneously, the Company is submitting  Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via Edgar.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted January 17, 2024

Commonly Used Defined Terms, page ii

1.	Please revise your definition of “China or the PRC” to include Hong Kong and Macau and clarify that references to operations in China also includes your operations in Hong Kong.

Response: In response to the Staff’s comments, we revised the disclosure in Amendment No. 2 under “Commonly Used Defined Terms” to reflect that the definition of “China” and “PRC” include Hong Kong and Macau. The Company does not have material operation in Hong Kong, except that the Company indirectly holds equity interests in PRC subsidiaries, i.e. Shenzhen Sowell and its subsidiaries, through Sowell BVI (holding 100% equity interest of Sowell HK), Sowell HK (holding 100% equity interest of Sowell Shanwei), and Sowell Shanwei (holding 100% equity interest of Shenzhen Sowell).

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

February 29, 2024

Prospectus Summary, page 1

2.	We note that as your artificial intelligence (AI) behavior analysis is a deep learning algorithm based on AI neural networks. Please disclose whether you developed proprietary technology, utilized open-source technology, or licensed the use of such technology. To the extent you license any of the technology used or utilize open-source technology, please add relevant risk disclosure to address any related risks and uncertainties.

Response: The Company independently developed the deep learning algorithm on which it built the AI behavior analysis, and although the Company did not utilize licensed technology, certain aspects of our technologies, software, and systems utilize open-source software. In response to the Staff’s comments and to clarify, we revised the disclosure in the Amendment No. 2 on pages 1, 26 and 91.

3.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise the prospectus summary to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk as you do on page 34 of your risk factors that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: In response to the Staff’s comments, we revised the disclosure in the Amendment No. 2 on pages 3 and 4.

Risk Factors

Our business may be exposed to risks associated with an increasingly concentrated customer base, page 24

4.	You state here that although you do not enter into long-term agreements with customers, you have formed long-term cooperative relationships with repeat customers. Please revise to describe in more detail the nature of these cooperative relationships, and address how and whether they have any impact on contracts and revenue. In addition, explain further your reference to Foxconn Group as you do not appear to identify them as a significant customer in either period presented.

Response: In response to the Staff’s comments, we revised the disclosure in the Amendment No. 2 on pages 24, 97, and 99.

Regarding the Staff’s comments on our reference to Foxconn, our revised disclosure on page 97 clarifies that we started providing our products to Foxconn’s affiliated companies in 2019, and have become a steady supplier to these companies since then.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

February 29, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, page 71

5.	Please revise to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact that the critical accounting estimates have had or are reasonably likely to have on financial condition or results of operations for each of your critical accounting policies. Include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. Ensure this information supplements, but does not duplicate, your significant accounting policies footnote disclosure. Refer to Item 5.E of Form 20-F.

Response: In response to the Staff’s comments, we updated related disclosure on Critical Accounting Policies and Estimates in the Amendment No.2 on page 71.

Corporate History and Structure, page 72

6.	We note that the majority of your operations are conducted through Shenzhen Sowell Technology Development Co. Ltd (Shenzhen Sowell). As such, please revise to provide a description of Shenzhen Sowell's formation and operating history, including the year of formation and the year they began substantive operations, if different.

Response: In response to the Staff’s comments, we revised the disclosure in the Amendment No. 2 on pages 73.

Industry, page 74

7.	Please disclose whether the market research from Gaogong Robotics/Tianfeng Securities Research Institute was commissioned by the company. If so, file a consent as an exhibit. See Securities Act Rule 436.

Response: We respectfully advise the Staff that neither Gaogong Robotics nor Tianfeng Securities Research Institute was commissioned by the Company to conduct market research. The section “Industry” is product of Company’s independent research and analysis using publicly available information and statistics, including but not limited to publications of Gaogong Robotics and Tianfeng Securities Research Institute. Gaogong Robotics is a WeChat public account which regularly publishes Chinese market research statistics in manufacturing industry, and Tianfeng Securities Research Institute is a market research institute which publishes various market research in Chinese. The Company does not have contractual relationship with Gaogong Robotics, Tianfeng Securities Research Institute, or any other source referenced under the section titled “Industry”.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

February 29, 2024

Business, page 83

8.	You estimate investing approximately $100 million in three stages to complete the construction of a new factor for your Nine-Axis Linkage Spray Painting Robot. We note that 45% of the proceeds of this offering will be used to expand this business. Please discuss whether you will need additional funding to complete the construction and, if so, how you intend to fund the project. Discuss the uncertainties regarding the completion of this project.

Response: In response to the Staff’s comments, we revised the disclosure in the Amendment No. 2 on pages 28, 87, and 98.

Business Strategy, page 85

9.	You state that your expansion plan includes “introducing your brand to prominent platforms such as Baidu and Qihoo 360." Please discuss your current relationship with these companies. If no material current relationship exists, explain why you believe that it is appropriate to reference them in your filing.

Response: Both Baidu and Qihoo are popular search engines in China where we currently promote, and plan to continue promoting our brand and products to reach potential customers. Other than registering on the platforms to subscribe to their advertising placement service, we currently do not have any material contractual relationship with Baidu and Qihoo. We believe referencing them in our filing will be helpful for investors to understand our specific marketing strategy. In response to the Staff’s comments and to further clarify, we revised the disclosure in the Amendment No. 2 on pages 86 and 99.

Notes to Consolidated Financial Statements for the Years Ended March 31, 2023 and 2022

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-11

10.	Please revise to describe the nature of the software included within trading of electronic products revenue and clarify whether this is the same or different software than that included in sale of software revenue. If this is the same software product, explain why you reflect revenue from this software in two different revenue categories.

Response: The software included within trading of electronic product revenue and the software included within sale of software product revenue are not the same. In response to the Staff’s comments and to further clarify, we revised the disclosure in the Amendment No. 2 on page F-11.

Note 19 - Shareholders' Equity, page F-23

11.	Please revise to disclose information related to the capital contribution received during fiscal year 2023, including the entity/persons who contributed capital, the purpose of the contribution and the date the transaction occurred.

Response: In response to the Staff’s comments, we revised the disclosure in the Amendment No. 2 on page F-24.

General

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company has not provided, nor has it authorized anyone to provide on its behalf, written materials to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors in the future, we will supplementally provide copies to the Staff.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

February 29, 2024

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anna J. Wang, Esq. of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

By:	/s/ Yue Zhu
Yue Zhu

cc:	Anna J. Wang, Esq.

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